Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (File No. 333-69995 and 333-186916) on Form S-8 of the Macerich Company of our report dated June 3, 2022, with respect to the statements of net assets available for benefits of the Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the supplemental schedule of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2021 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2021, which appears in the December 31, 2021 Annual Report on Form 11-K of The Macerich Property Management Company 401(k) Profit Sharing Plan.

/s/ Baker Tilly US, LLP

Plano, Texas
June 3, 2022